UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*

                                 OSMONICS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                688 350 107 000
                                 (CUSIP Number)

         DONALD T. BRAY, 4281 WEISE RD., CARSON CITY, NEVADA 89702-0405
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 11, 1997
                               September 12, 1997
                               September 17, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 68835010700

1.   NAME OF REP0RTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald T. Bray, Trustee of the Donald T. Bray Trust dated April 8, 1992 Social Security Number: ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  ____
     (b)  ____

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     545,270

8.   SHARED VOTING POWER

     126,633

9.   SOLE DISPOSITIVE POWER

     545,270

10.  SHARED DISPOSITIVE POWER

     126,633

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     671,903

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.71%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer:

Title and class of equity securities to which the statement relates:

     Common Stock

Name and Address of the Principal Executive Offices of the Issuer:

     Osmonics, Inc.
     5951 Clearwater Drive
     Minnetonka, MN 55343

Item 2.   Identity and Background

     (a)  Name:

     Donald T. Bray

     (b)  Address:

     4281 Weise Rd.
     Carson City,
     Nevada 89702-0405

     (c)  Occupation and Principal Business Address:

     Business Consultant
     DTB Consulting Services, Inc.
     4281 Weise Road
     Carson City, Nevada  89702-0405

     (d) Whether or not, during the last five years, Mr. Bray has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          Mr.  Bray  has not,  during  the last 5  years,  been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Whether nor not, during the last five years, Mr. Bray was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          Mr. Bray has not, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f)  Citizenship:

          United States

Item 3.   Source and Amount of Funds or Other Consideration:

          Mr. Bray received his shares as a result of a merger between Desalination Systems, Inc. and Osmonics, Inc. Prior to the merger, Mr. Bray was the principal Stockholder of Desalination Systems, Inc.

Item 4.   Purpose of Transaction:

          The transaction requiring this report was the sale by Mr. Bray of 75,000 shares on September 11, 1997 for the amount of $16.00 per share, 37,900 shares on September 12, 1997 for the amount of $16.7319 per share and 30,800 shares on September 17, 1997 for the amount of $17.003 per share.

Item 5.   Interest in Securities of the Issuer:

          (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Bray is 671,903 which represents 4.7% of the total outstanding shares of Common Stock of the issuer. The number 671,903 includes 314,214 options to purchase Osmonics, Inc. Common Stock and 126,633 shares owned by Julianne LaFrankie Bray, wife of Donald T. Bray, as her separate property and in which Mr. Bray disclaims any beneficial interest.

               Mr. Bray is a party to a Registration Rights Agreement with Osmonics, Inc. whereby Osmonics, Inc. is obligated to maintain an effective registration statement for the shares owned by Mr. Bray for a period of three years. Mr. Bray also has certain piggyback rights under the Registration Rights Agreement.

          (b) Mr. Bray has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of the shares of Common Stock held by him.

          (c) Other than the receipt of the shares of Common Stock in the merger in July of 1996, the sale of 150,000 shares in November 1996, the sale by Mr. Bray's wife in November of 1996 of 20,000 shares of Common Stock, the gift by Mr. Bray of 51,976 shares of Common Stock and the gift of 10,474 shares of Common Stock by Mr. Bray's wife, the purchase of 10,000 shares on May 16, 1997 at the price of $15.625 per share, the purchase of 10,000 shares on May 19, 1997 at the price of $16.00 per share and the purchase of 10,000 shares on May 27, 1997 at the price of $16.125 per share, no transactions in the Common Stock of the issuer have been effected during the past 60 days by Mr. Bray. The purchase of 30,000 shares in May 1997 did not represent a material change in excess of 1%.

          (d) Mr. Bray has the right to receive and the right to direct the receipt of the benefits of dividends from the Company and the proceeds from any sale of the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer:

          Registration Rights Agreement between Osmonics, Inc. and Mr. Bray.

Item 7.   Material to be Filed as Exhibits.

          None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September 26, 1997

                                         /s/ Donald T. Bray
                                         Donald T. Bray